FAIR WIND SECRETARIAL SERVICES LIMITED
富 榮 秘 書 服 務 有 限 公 司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.	9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 聯 利 大 廈 八 樓	香 港 中 環 士 丹 利 街 十 六 號 聯 利 大 廈 九 樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk	Tel: ▮▮▮▮ • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

Our Ref: S/5411/89   LTO/s]

09046203

SUPPL

5th May, 2009

RECEIVED 2009 MAY 19 A 6:31

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

LO Tai On
Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
Dated 5th May, 2009 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1.   Title   :   Notification of movement of securities in Hong Kong

     Date   :   30th April, 2009

     Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

 香港交易所



Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :   30 / 04 / 2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer   Starlight International Holdings Limited

Date Submitted   04 / 05 / 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code :   485   Description :   Ordinary shares

	No. of ordinary shares	Par value (HK$)	Authorised share capital (HK$)
Balance at close of preceding month	1,250,000,000	$0.40	$500,000,000
Increase/(decrease)	Nil	Nil	Nil
Balance at close of the month	1,250,000,000	$0.40	$500,000,000

(2) Stock code : _____ Description : _____

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	N/A		
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : _____ Description : _____

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	N/A		
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : _____ Description : _____

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	N/A		
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* :   **HK$500,000,000**

II. Movements in Issued Share Capital

| | No. of ordinary shares | | No of preference shares | No. of other classes of shares |
	(1)	(2)		
Balance at close of preceding month	785,088,828	N/A	N/A	N/A
Increase/ (decrease) during the month	0	N/A	N/A	N/A
Balance at close of the month	785,088,828	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

| Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable | Movement during the month | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
	Granted	Exercised	Cancelled	Lapsed		
1. Share option scheme adopted on 12/09/2002						
Ordinary shares						
Exercise price:						
HK$0.86	Nil	Nil	Nil	Nil	Nil	3,000,000
HK$0.814	Nil	Nil	Nil	Nil	Nil	500,000
HK$0.89	Nil	Nil	Nil	Nil	Nil	12,000,000
HK$1.45	Nil	Nil	Nil	Nil	Nil	2,000,000
HK$1.66	Nil	Nil	Nil	Nil	Nil	220,000
HK$1.72	Nil	Nil	Nil	Nil	Nil	40,000
HK$1.93	Nil	Nil	Nil	Nil	Nil	3,000,000
(Note 1)						
2. Share option scheme adopted on 15/01/2008						
Ordinary shares						
Exercise price:						
HK$1.042	Nil	Nil	Nil	Nil	Nil	150,000
HK$0.96	Nil	Nil	Nil	Nil	Nil	346,000
HK$0.40	Nil	Nil	Nil	Nil	Nil	500,000

(Note 1)

3. N/A

_____
_____
_____
(/ /)
_____
shares
_____
(Note 1)

Total A. (Ordinary shares) _____ N/A _____

(Preference shares) _____ N/A _____

(Other class) _____ N/A _____

Total funds raised during the month from exercise of
options (State currency)

_____

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
(/ /) Stock code (if listed) _____ Class of shares issuable *(Note 1)* _____ Subscription price _____ EGM approval date (if applicable) (dd/mm/yyyy) _____ (/ /) ____						
2. N/A						
(/ /) Stock code (if listed) _____ Class of shares issuable *(Note 1)* _____ Subscription price _____ EGM approval date (if applicable) (dd/mm/yyyy) _____ (/ /) ____						
3. N/A						
(/ /) Stock code (if listed) _____ Class of shares issuable *(Note 1)* _____ Subscription price _____ EGM approval date (if applicable) (dd/mm/yyyy) _____ (/ /) ____						

4.
_____N/A_____

_____

(/ /)						
Stock code (if listed)	_____					
Class of shares issuable *(Note 1)*	_____					
Subscription price	_____					
EGM approval date (if applicable) (dd/mm/yyyy)	_____ (/ /) _____					

Total B.   (Ordinary shares)_____N/A_____

(Preference shares)_____N/A_____

(Other class)_____N/A_____

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
_____						
_____						
Stock code (if listed) _____ Class of shares issuable *(Note 1)* _____ Subscription price _____ EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. N/A						
_____						
_____						
Stock code (if listed) _____ Class of shares issuable *(Note 1)* _____ Subscription price _____ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
_____						
_____						
Stock code (if listed) _____ Class of shares issuable *(Note 1)* _____ Subscription price _____						

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares)_____N/A_____
(Preference shares)_____N/A_____
(Other class)_____N/A_____

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. _____N/A_____ (/ /) shares *(Note 1)*		
2. _____N/A_____ (/ /) shares *(Note 1)*		
3. _____N/A_____ (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency _____	Class of shares issuable _____ (Note 1)			
			Issue and allotment date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	N/A _____	_____
2. Open offer	At price :	State currency _____	Class of shares issuable _____ (Note 1)			
			Issue and allotment date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	N/A _____	_____
3. Placing	At price :	State currency _____	Class of shares issuable _____ (Note 1)			
			Issue and allotment date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	N/A _____	_____
4. Bonus issue			Class of shares issuable _____ (Note 1)			
			Issue and allotment date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	N/A _____	_____

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares cf issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price :	State currency ⎯⎯	Class of shares issuable _____ (Note 1) Issue and allotment date : (dd/mm/yyyy)　(/ /) EGM approval date: (/ /) (dd/mm/yyyy)		N/A ⎯⎯⎯
6. Repurchase of shares			Class of shares repurchased (Note 1) _____ Cancellation date : (/ /) (dd/mm/yyyy) EGM approval date: (/ /) (dd/mm/yyyy)		N/A ⎯⎯⎯
7. Redemption of shares			Class of shares redeemed (Note 1) _____ Redemption date : (/ /) (dd/mm/yyyy) EGM approval date: (/ /) (dd/mm/yyyy)		N/A ⎯⎯⎯
8. Consideration issue	At price :	State currency ⎯⎯	Class of shares issuable _____ (Note 1) Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (/ /) (dd/mm/yyyy)		N/A ⎯⎯⎯

Type of Issue		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation	Class of shares issuable _____ (Note 1) Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	_____
10. Other (Please specify) At price : State currency ———	Class of shares issuable _____ (Note 1) Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	_____
	Total E. (Ordinary shares)	N/A	
	(Preference shares)	N/A	
	(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	NIL
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

Submitted by: _____ Peter Lee Yip Wah _____

Title: _____ Secretary _____
        (Director, Secretary or other duly authorised officer)

_____

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*